

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 19, 2018

Mr. Howard Katzenberg
Chief Financial Officer
On Deck Capital, Inc.
1400 Broadway, 25th Floor
New York, New York 10018

> **Re:** **On Deck Capital, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed March 2, 2018**
> **File No. 001-36779**

Dear Mr. Katzenberg:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant
Office of Financial Services